UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

The Dixie Group, Inc.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

255519100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 255519100

1.	NAMES OF REPORTING PERSONS Kopion Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-

6.	SHARED VOTING POWER -0-

7.	SOLE DISPOSITIVE POWER -0-

8.	SHARED DISPOSITIVE POWER 382,950

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,950

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%

12.	TYPE OF REPORTING PERSON* IA

 CUSIP No. 255519100

1.	NAME OF REPORTING PERSON Terry Lee Ledbetter, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 424,008

7.	SOLE DISPOSITIVE POWER -0-

8.	SHARED DISPOSITIVE POWER 806,958

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,958

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%

12.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

CUSIP No. 255519100

Item 1.

(a)	Name of Issuer:

This statement on Schedule13G (this “Schedule 13G”) relates to the Common Stock, par value $0.001 of The Dixie Group, Inc., a Tennessee corporation.

(b)	Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is 475 Reed Road, Dalton, GA 30720.

Item 2.

(a)	through (c):

This Schedule 13G is being filed by Kopion Asset Management, LLC, a Texas limited liability company (“Kopion”) and Terry Lee Ledbetter Jr., a US citizen who is founder and Manager of Kopion. The address of the principal executive offices of Kopion and Mr. Ledbetter is at 400 W. Louisiana St., McKinney, Texas 75009

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.: 255519100

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Aggregate amount beneficially owned: 806,958 shares

(b)	Percent of class: 5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 424,008

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 808,438 shares

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: _

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2018.
KOPION ASSET MANAGEMENT, LLC

By: /s/ Terry Lee Ledbetter Jr
Name: Terry Lee Ledbetter, Jr.
Title: Manager

/s/ Terry Lee Ledbetter Jr
Terry Lee Ledbetter, Jr

POWER OF ATTORNEY

The undersigned constitutes and appoints Alfred Cheng and Anne G. Plimpton as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of The Dixie Group, Inc. (the “Company”) on Schedules 13D and 13G as required under Section 13 of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which any of the Company’s securities are listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission.  The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of January, 2018.

KOPION ASSET MANAGEMENT, LLC

By: /s/ Terry Lee Ledbetter Jr
Name: Terry Lee Ledbetter, Jr.
Title: Manager

/s/ Terry Lee Ledbetter Jr
Terry Lee Ledbetter, Jr

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of The Dixie Group, Inc. and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of the undersigned without the necessity of filing additional joint filing agreements.

January 25, 2018

KOPION ASSET MANAGEMENT, LLC

By: /s/ Terry Lee Ledbetter Jr
Name: Terry Lee Ledbetter, Jr.
Title: Manager

/s/ Terry Lee Ledbetter Jr
Terry Lee Ledbetter, Jr